UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________

Form 10-Q

June 30, 2014
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended September 30, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 000-28820

_____________________________________________

JONES SODA CO.

(Exact name of registrant as specified in its charter)

_____________________________________________

Washington	52-2336602
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

66 South Hanford Street, Suite 150
Seattle, Washington	98134
(Address of principal executive offices)	(Zip Code)

_____________________________________________

 (206) 624-3357

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

 Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒     No ☐

Indicate by checkmark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company. or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-accelerated Filer ☒	Smaller Reporting Company ☒
Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐     No ☒

As of October 31, 2019, there were 61,556,076 shares of the registrant's common stock issued and outstanding.

JONES SODA CO.

FORM 10-Q

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2019

EXPLANATORY NOTE

Unless otherwise indicated or the context otherwise requires, all references in this Quarterly Report on Form 10-Q (this “Report”) to “we,” “us,” “our,” “Jones,” “Jones Soda,” and the “Company” are to Jones Soda Co., a Washington corporation, and our wholly-owned subsidiaries, Jones Soda Co. (USA) Inc. and Jones Soda (Canada) Inc.

In addition, unless otherwise indicated or the context otherwise requires, all references in this Annual Report to “Jones Soda” refer to our premium beverages, including Jones® Soda and Lemoncocco® sold under the trademarked brand name “Jones Soda Co.®”

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This Report contains a number of forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, products, future results and events, and financial performance. All statements made in this Report other than statements of historical fact, including statements that address operating performance, the economy, events or developments that management expects or anticipates will or may occur in the future, including statements related to case sales, revenues, profitability, distributor channels, new products, adequacy of funds from operations, cash flows and financing, our ability to continue as a going concern, potential strategic transactions, statements regarding future operating results and non-historical information, are forward-looking statements. In particular, the words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” “can,” “plan,” “predict,” “could,” “future,” "continue," variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking.

Readers should not place undue reliance on these forward-looking statements, which are based on management’s current expectations and projections about future events, are not guarantees of future performance, are subject to risks, uncertainties and assumptions and apply only as of the date of this Report. Our actual results, performance or achievements could differ materially from historical results as well as from the results expressed in, anticipated or implied by these forward-looking statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In particular, our business, including our financial condition and results of operations and our ability to continue as a going concern may be impacted by a number of factors, including, but not limited to, the following:

•	Our ability to successfully execute on our growth strategy and operating plans;
•	Our ability to manage our operating expenses and generate cash flow from operations;
•	Our ability to effectively utilize the proceeds from our recent $9 million financing from Heavenly RX;
•	Our ability to create and maintain brand name recognition and acceptance of our products, which is critical to our success in our competitive, brand-conscious industry;
•	Our ability to maintain brand image and product quality and avoid risks from other product issues such as product recalls;
•

Our ability to compete successfully against much larger, well-funded, established companies currently operating in the beverage industry generally, including in the fountain business, particularly from other major beverage companies;

•	Entrance into and increased focus on the craft beverage segment by other major beverage companies;
•

Our ability to respond to changes in the consumer beverage marketplace, including potential reduced consumer demand due to health concerns (including obesity) and legislative initiatives against sweetened beverages;

•	Our ability to successfully develop and launch new products that match consumer beverage trends, and to manage consumer response to such new products and new initiatives;
•

Our ability to establish, maintain and expand distribution arrangements with independent distributors, retailers, brokers and national retail accounts, most of whom sell and distribute competing products, and upon whom we rely to employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products;

•	Our ability to respond to any changes in, and to maintain, our private label relationship with 7-Eleven;
•	The timing and amount of reorders for 7-Select®, including the impact on our inventory, revenue and cash flow;
•	Our ability to manage our inventory levels and to predict the timing and amount of our sales;
•

Our reliance on third-party contract manufacturers of our products and the geographic locations of their facilities, which could make management of our distribution efforts inefficient or unprofitable;

•

Our ability to secure a continuous supply and availability of raw materials, as well as other factors affecting our supply chain, including increases in raw material costs and shortages of glass in the supply chain;

•	Our ability to source our flavors on acceptable terms from our key flavor suppliers;
•

Our ability to attract and retain key personnel, including retaining the services of our CEO, the loss of whom would directly affect our efficiency and operations and could materially impair our ability to execute our growth strategy;

•	Our ability to protect our trademarks and trade secrets, the failure of which may prevent us from successfully marketing our products and competing effectively;
•	Litigation or legal proceedings, which could expose us to significant liabilities and damage our reputation;
•	Our ability to comply with the many regulations to which our business is subject;
•	Our ability to maintain an effective information technology infrastructure;
•	Fluctuations in fuel and freight costs;
•	Fluctuations in currency exchange rates, particularly between the United States and Canadian dollars;
•	Regional, national or global economic conditions that may adversely impact our business and results of operations;
•	Our ability to maintain effective disclosure controls and procedures and internal control over financial reporting;
•	Our ability to develop and commercialize CBD-infused beverages and comply with laws and regulations governing cannabis, hemp, or related products;
•	Dilutive and other adverse effects on our existing shareholders and our stock price arising from future securities issuances; and
•

Our ability to access the capital markets for any future equity financing, and any actual or perceived limitations to our common stock by being traded on the OTCQB marketplace, including the level of trading activity, volatility or market liquidity.

For a discussion of some of the factors that may affect our business, results and prospects, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018 filed with the Securities and Exchange Commission (SEC) on March 22, 2019 and in our other reports we file with the SEC, including our periodic reports on Form 10-Q and current reports on Form 8-K. Readers are also urged to carefully review and consider the various disclosures made by us in this Report and in our other reports we file with the SEC, including our periodic reports on Forms 10-Q and current reports on Form 8-K, and those described from time to time in our press releases and other communications, which attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

PART 1 – FINANCIAL INFORMATION

ITEM 1.FINANCIAL STATEMENTS

JONES SODA CO.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2019	December 31, 2018
	(Unaudited)
ASSETS	(In thousands, except share data)
Current assets:
Cash and cash equivalents	$6,971	$991
Accounts receivable, net of allowance of $43 and $40	1,877	1,362
Inventory	1,929	1,349
Prepaid expenses and other current assets	175	245
Total current assets	10,952	3,947
Fixed assets, net of accumulated depreciation of $470 and $489	176	88
Other assets	33	33
Right of use lease asset	41	-
Total assets	$11,202	$4,068
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$999	$1,058
Line of credit	-	428
Accrued expenses	732	614
Lease liability	44	-
Taxes payable	4	-
Total current liabilities	1,779	2,100
Convertible subordinated notes payable, net	1,552	2,528
Accrued interest expense	157	135
Deferred rent	-	8
Shareholders’ equity (deficit):
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 60,708,225 shares and 41,464,373 shares, respectively	61,916	53,822
Additional paid-in capital	11,527	9,389
Accumulated other comprehensive income	329	296
Accumulated deficit	(66,058)	(64,210)
Total shareholders’ equity (deficit)	7,714	(703)
Total liabilities and shareholders’ equity	$11,202	$4,068

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(In thousands, except share data)		(In thousands, except share data)
Revenue	$3,032	$3,454	$9,345	$10,218
Cost of goods sold	2,374	2,667	7,333	7,902
Gross profit	658	787	2,012	2,316
Operating expenses:
Selling and marketing	539	644	1,792	1,859
General and administrative	491	477	1,699	1,550
	1,030	1,121	3,491	3,409
Loss from operations	(372)	(334)	(1,479)	(1,093)
Interest income	22	-	22	-
Interest expense	(113)	(87)	(375)	(185)
Other income (expense), net	(8)	2	1	42
Loss before income taxes	(471)	(419)	(1,831)	(1,236)
Income tax expense, net	(5)	(6)	(17)	(21)
Net loss	$(476)	$(425)	$(1,848)	$(1,257)

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.04)	$(0.03)
Weighted average basic and diluted common shares outstanding	58,777,185	41,464,373	47,651,245	41,464,373

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(In thousands)		(In thousands)
Net loss	$(476)	$(425)	$(1,848)	$(1,257)
Other comprehensive income (loss):
Foreign currency translation adjustment	(8)	24	33	(20)
Total comprehensive loss	$(484)	$(401)	$(1,815)	$(1,277)

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Common Stock
	Number	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)

			(In thousands, except share amounts)
Three months Ended September 30, 2018
Balance as of June 30, 2018	41,464,373	$53,822	$9,294	$347	$(62,963)	$500
Stock-based compensation	-	-	45	-	-	45
Net loss	-	-	-	-	(425)	(425)
Other comprehensive income	-	-	-	24	-	24
Balance as of September 30, 2018	41,464,373	$53,822	$9,339	$371	$(63,388)	$144

Three months Ended September 30, 2019
Balance as of June 30, 2019	43,955,282	$54,589	$9,478	$337	$(65,582)	$(1,178)
Stock-based compensation	51,691	-	14	-	-	14
Common stock issuance on conversion of notes payable	1,698,752	544	-	-	-	544
Common stock and warrants issued, net of offering costs of $183	15,000,000	6,782	2,035	-	-	8,817
Exercise of stock options	2,500	1	-	-	-	1
Net loss	-	-	-	-	(476)	(476)
Other comprehensive loss	-	-	-	(8)	-	(8)
Balance as of September 30, 2019	60,708,225	$61,916	$11,527	$329	$(66,058)	$7,714

Nine months Ended September 30, 2018
Balance as of December 31, 2017	41,464,373	$53,822	$8,861	$391	$(62,131)	$943
Stock-based compensation	-	-	128	-	-	128
Beneficial conversion feature on convertible debt	-	-	350	-	-	350
Net loss	-	-	-	-	(1,257)	(1,257)
Other comprehensive loss	-	-	-	(20)		(20)
Balance as of September 30, 2018	41,464,373	$53,822	$9,339	$371	$(63,388)	$144

Nine months Ended September 30, 2019
Balance as of December 31, 2018	41,464,373	$53,822	$9,389	$296	$(64,210)	$(703)
Stock-based compensation	163,179	-	103	-	-	103
Common stock issuance on conversion of notes payable	4,012,728	1,285	-	-	-	1,285
Common stock and warrants issued, net of offering costs of $183	15,000,000	6,782	2,035	-	-	8,817
Exercise of stock options	67,945	27	-	-	-	27
Net loss	-	-	-	-	(1,848)	(1,848)
Other comprehensive income	-	-	-	33	-	33
Balance as of September 30, 2019	60,708,225	$61,916	$11,527	$329	$(66,058)	$7,714

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30,
	2019	2018
	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(1,848)	$(1,257)
Adjustments to reconcile net loss to net cash flows from
operating activities:
Gain on insurance claim	-	(36)
Depreciation and amortization	253	83
Stock-based compensation	103	128
Change in allowance for doubtful accounts	3	9
Changes in operating assets and liabilities:
Accounts receivable	(507)	(635)
Inventory	(575)	89
Prepaid expenses and other current assets	73	55
Other assets	-	(25)
Accounts payable	(61)	61
Accrued expenses	230	81
Taxes payable	5	(19)
Other liabilities	(5)	(3)
Net cash flows from operating activities	(2,329)	(1,469)
INVESTING ACTIVITIES:
Proceeds from insurance claim on property damage	-	36
Purchase of fixed assets	(121)	(78)
Net cash flows from investing activities	(121)	(42)
FINANCING ACTIVITIES:
Net proceeds from exercise of stock options	27	-
Proceeds from issuance of common stock and warrants, net	8,817	-
Proceeds from issuance of convertible notes, net	-	2,783
Repayments on line of credit, net of proceeds	(428)	(426)
Net cash flows from financing activities	8,416	2,357
Net increase in cash and cash equivalents	5,966	846
Effect of exchange rate changes on cash	14	(6)
Cash and cash equivalents, beginning of period	991	397
Cash and cash equivalents, end of period	$6,971	$1,237
Supplemental disclosure:
Cash paid during period for:
Interest	$37	$32
Income taxes	-	10
Supplemental disclosure of non-cash transactions:
Conversion of notes payable	$1,285	$-
Beneficial conversion feature on convertible notes	-	350

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    Nature of Operations and Summary of Significant Accounting Policies

Jones Soda Co. develops, produces, markets and distributes premium beverages which it sells and distributes primarily in the United States and Canada through its network of independent distributors and directly to its national and regional retail accounts.

We are a Washington corporation and have two operating subsidiaries, Jones Soda Co. (USA) Inc. and Jones Soda (Canada) Inc. (together, our “Subsidiaries”).

Basis of presentation and consolidation

The accompanying condensed consolidated balance sheet as of December 31, 2018, which has been derived from our audited consolidated financial statements, and unaudited interim condensed consolidated financial statements as of September 30, 2019, have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the Securities and Exchange Commission (“SEC”) rules and regulations applicable to interim financial reporting. The condensed consolidated financial statements include our accounts and the accounts of our Subsidiaries. All intercompany transactions between us and our Subsidiaries have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments, consisting only of those of a normal and recurring nature, considered necessary for a fair presentation of our financial position, results of operations and cash flows at the dates and for the periods presented.  Preparing financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Significant items subject to such estimates and assumptions include, but are not limited to, inventory valuation, depreciable lives and valuation of capital assets, valuation allowances for receivables, trade promotion liabilities, stock-based compensation expense, valuation allowance for deferred income tax assets, contingencies, and forecasts supporting the going concern assumption and related disclosures. Actual results could differ from those estimates. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

Liquidity

As of September 30, 2019, we had cash and cash-equivalents of $7.0 million and working capital of approximately $9.2 million. We reported a net loss of $1.8 million for the nine months ended September 30, 2019, compared to a net loss of approximately $1.3 million for the same period a year ago.

We have experienced recurring losses from operations and negative cash flows from operating activities.  This situation creates uncertainties about our ability to execute our business plan, finance operations, and indicates substantial doubt about the Company’s ability to continue as a going concern. On July 11, 2019 the Company received net proceeds of $8.8 million in connection with the securities purchase agreement described below in Note 6, in the condensed consolidated financial statements. The Company believes that the recent financing alleviates the conditions which initially indicated substantial doubt about the Company's ability to continue as a going concern. However, the Company has experienced and continues to experience negative cash flows from operations, as well as an ongoing requirement for additional capital to support working capital needs. The amount of additional capital that the Company may require, the timing of capital needs and the availability of financing to fund those needs will depend on a number of factors, including strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing.

As of the date of this Report, as a result of the recent financing, we believe that our current cash and cash equivalents and anticipated cash from operations, will be sufficient to meet the Company’s funding requirements for one year after these consolidated financial statements are issued.

We have a revolving secured credit facility with Pacific West Bank (the “Loan Facility”). The Loan Facility allows us to borrow a maximum aggregate amount of up to $3.2 million based on eligible accounts receivable and inventory. As of September 30, 2019, our accounts receivable and inventory eligible borrowing base was approximately $1.9 million before adjustments, of which we had drawn down $0.  See Note 4 below for further information. We used approximately $809,000 million of the proceeds of our recent equity financing described in Note 6,  in the condensed consolidated financial statements, to pay off outstanding amounts under the Loan Facility.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for available debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We believe it is imperative that we meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our operating plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible when needed.

Seasonality and other fluctuations

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Sales may fluctuate materially on a quarter to quarter basis or an annual basis when we launch a new product or fill the “pipeline” of a new distribution partner or a large retail partner. Sales results may also fluctuate based on the number of SKUs selected or removed by our distributors and retail partners through the normal course of serving consumers in the dynamic, trend-oriented beverage industry. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Revenue recognition

The Company recognizes revenue under Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” (“ASU 2014-09”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

See Note 7, Segment information, for information on revenue disaggregated by geographic area.

Because the Company’s agreements generally have an expected duration of one year or less, the Company has elected to not disclose information about its remaining performance obligations.

The Company’s performance obligations are satisfied at the point in time when products are received by the customer, which is when the customer has title and the significant risks and rewards of ownership. Therefore, the Company’s contracts have a single performance obligation (shipment of product). The Company primarily receives fixed consideration for sales of product. Shipping and handling amounts paid by customers are primarily for online orders, and are included in revenue, and totaled $13,000 and $44,000 for the three months ended September 30, 2019 and 2018, respectively. Shipping and handling included in revenue for the nine months ended September 30, 2019 and 2018, were $57,000 and $137,000, respectively. Sales tax and other similar taxes are excluded from revenue.

Revenue is recorded net of provisions for discounts, slotting fees payable by us to retailers to stock our products and promotion allowances, which are typically agreed to upfront with the customer and do not represent variable consideration. Discounts, slotting fees and promotional allowances vary the consideration the Company is entitled to in exchange for the sale of products to distributors. The Company estimates these discounts, slotting fees and promotional allowances in the same period that the revenue is recognized for products sales to customers. The amount of revenue recognized represents the amount that will not be subject to a significant future reversal of revenue. The liability for promotional allowances is included in accrued expenses on the consolidated balance sheets. Amounts paid for slotting fees are recorded as prepaid expenses on the consolidated balance sheets and amortized over the corresponding term. For the quarters ended September 30, 2019 and 2018, our revenue was reduced by $626,000 and $458,000 respectively, for slotting fees and promotion allowances. For the nine months ended September 30, 2019 and 2018, our revenue was reduced by $1.5 million and $1.1 million respectively, for slotting fees and promotion allowances.

All sales to distributors and customers are generally final. In limited instances the Company may accept returned product due to quality issues or distributor terminations and in such situations the Company would have variable consideration. To date, returns have not been material. The Company’s customers generally pay within 30 days from the receipt of a valid invoice. The Company offers prompt pay discounts of up to 2% to certain customers typically for payments made within 15 days. Prompt pay discounts are estimated in the period of sale based on experience with sales to eligible customers. Early pay discounts are recorded as a deduction to the accounts receivable balance presented on the consolidated balance sheets.

The accounts receivable balance primarily includes balances from trades sales to distributors and retail customers. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance for doubtful accounts based primarily on historical write-off experience. Account balances that are deemed uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for doubtful accounts of $43 and $40 as of September 30, 2019 and December 31, 2018, respectively, were netted against accounts receivable. No impairment losses were recognized as of September 30, 2019 and December 31, 2018, respectively. Changes in accounts receivable are primarily due to the timing and magnitude of orders of products, the timing of when control of products is transferred to distributors and the timing of cash collections.

Deferred financing costs

We defer costs related to the issuance of debt which are included on the accompanying balance sheets as a deduction from the debt liability. Deferred financing costs are amortized over the term of the related loan and are included as a component of interest expense on the accompanying consolidated statements of operations.

Operating leases

At lease commencement, the Company records a lease liability based on the present value of lease payments over the expected lease term.  The Company calculates the present value of lease payments using the discount rate implicit in the lease, unless that rate cannot be readily determined.  In that case, the Company uses its incremental borrowing rate, which is the rate of interest that the Company would have to pay to borrow on a collateralized basis an amount equal to the lease payments over the expected lease term.  The Company records a corresponding right-of-use lease asset based on the lease liability, adjusted for any lease incentives received and any initial direct costs paid to the lessor prior to the lease commencement date.

After lease commencement, the Company measures its leases as follows: (i) the lease liability based on the present value of the remaining lease payments using the discount rate determined at lease commencement; and (ii) the right-of use lease asset based on the remeasured lease liability, adjusted for any unamortized lease incentives received, any unamortized initial direct costs and the cumulative difference between rent expense and amounts paid under the lease agreement.  Any lease incentives received and any initial direct costs are amortized on a straight-line basis over the expected lease term.  Rent expense is recorded on a straight-line basis over the expected lease term.

Use of estimates

The preparation of the condensed consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, inventory valuation, depreciable lives and valuation of capital assets, valuation allowances for receivables, trade promotion liabilities, stock-based compensation expense, valuation allowance for deferred income tax assets, contingencies, and forecasts supporting the going concern assumption and related disclosures. Actual results could differ from those estimates.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases: Topic 842 (“ASU 2016-2”), which replaces existing lease guidance. ASU 2016-2 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than twelve months to its balance sheets. ASU 2016-2 also expands the required quantitative and qualitative disclosures surrounding leases. Although ASU 2016-02 is required to be adopted at the earliest period presented using a modified retrospective approach, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), which allows for an alternative transition method of adoption by recognizing a cumulative-effect adjustment, if any, to the opening balance of accumulated deficit in the period of adoption.

The Company adopted ASU 2016-02 and related ASUs, collectively “ASC Topic 842,” on January 1, 2019, utilizing the alternative transition method allowed for under ASU 2018-11. As a result, the Company recorded a lease liability and right-of-use asset of $124,000 and $116,000, respectively, on the condensed consolidated balance sheet as of January 1, 2019. The adoption of ASC Topic 842 did not have a material impact on either the condensed consolidated statement of operations or condensed consolidated statement of cash flows for the nine months ended September 30, 2019.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments: Credit Losses (“ASU 2016-13”), which changes the impairment model for most financial instruments, including trade receivables from an incurred loss method to a new forward-looking approach, based on expected losses. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. This ASU is effective for us in the first quarter of 2020 and must be adopted using a modified retrospective transition approach. We are currently evaluating the potential impact that the adoption of ASU 2016-13 will have on our consolidated financial statements.

2.    Inventory

Inventory consisted of the following (in thousands):

	September 30, 2019	December 31, 2018
Finished goods	$1,308	$948
Raw materials	621	401
	$1,929	$1,349

Finished goods primarily include product ready for shipment, as well as promotional merchandise held for sale. Raw materials primarily include ingredients, concentrate and packaging.

3.    Operating lease

We currently lease approximately 6,500 square feet of retail/office space in Seattle, Washington for our principal executive and administrative offices. The term of the lease is five years expiring February 2020 with an option to extend for additional one-year terms, indefinitely. In the normal course of business, it is expected that this lease will be renewed or replaced by leases on another property. The Company has not included these options to extend in its calculation of right-of-use assets or lease liabilities as it is not reasonably certain to exercise these options. The lease agreement does not contain any residual value guarantees, material restrictions or covenants.

Upon adoption, the Company elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before the transition adjustments would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2019, a lease liability of $124,000 which represents the remaining lease payments and a right-of-use-asset of $116,000. The difference between the right-of-use asset and lease liability relates to the deferred rent liability of $8,000 that was included on the Company’s condensed consolidated balance sheets prior to adoption of ASC Topic 842. This amount was eliminated at the time of adoption and is included in the lease liability balance. The discount on the lease liability was not material and was not recognized.

As of September 30, 2019, we have $27,000 in lease payments remaining in 2019 and $18,000 lease payments remaining in 2020.

Operating lease cost for the three months ended September 30, 2019 was $25,000. Cash paid for amounts included in the measurement of operating lease liabilities for the three months ended September 30, 2019 was $27,000. Operating lease cost for the nine months ended September 30, 2019 was $75,000. Cash paid for amounts included in the measurement of operating lease liabilities for the nine months ended September 30, 2019 was $79,000.

The Company has elected the practical expedient for short-term leases. Operating lease cost for the Company’s short-term leases for the nine months ended September 30, 2019, was immaterial.

4.    Line of Credit

We have an amended and restated revolving secured credit facility (the “Loan Facility”) with Pacific West Bank (previously known as Capital Source Business Finance Group). The current term of the Loan Facility expires on December 27, 2019, unless renewed.

Under this Loan Facility, we may periodically request advances equal to the lesser of: (a) $3.2 million, or (b) the borrowing base which is, in the following priority, the sum of: (i) 85% of eligible U.S. accounts receivable, plus (ii) 50% of eligible Canadian accounts receivable not to exceed $300,000 (subject to any reserve amount established by Pacific West Bank), plus (iii) 35% of finished goods inventory not to exceed $475,000, or 50% of eligible accounts receivable collateral.  As of September 30, 2019, our accounts receivable and inventory eligible borrowing base was approximately $1.9 million before adjustments, of which we had drawn down $0.

Advances under the Loan Facility bear interest at the prime rate plus 0.75%, where prime may not be less than 0% (resulting in an interest rate of 5.75% as of September 30, 2019), and a loan fee of 0.10% on the daily loan balance is payable monthly. The Loan Facility provides for a minimum cumulative amount of interest of $30,000 per year to be paid to Pacific West Bank, regardless of whether or not we draw on the Loan Facility.

Pacific West Bank has the right to terminate the Loan Facility at any time upon 120 days’ prior written notice. All present and future obligations of our Subsidiaries under the Loan Facility are guaranteed by us and are secured by a first priority security interest in all of our assets. The Loan Facility contains customary representations and warranties as well as affirmative and negative covenants. As of September 30, 2019, we were in compliance with all covenants under the Loan Facility. During 2019, the draws on the Loan Facility were used to fulfill working capital needs. We will continue to utilize the Loan Facility, as needed, for working capital needs in the future.

5.    Convertible Subordinated Notes Payable

The Company issued certain convertible subordinated promissory notes with an aggregate principal amount of $2,920,000 at issuance (the “Convertible Notes”) during the first half of 2018 to certain institutional investors, our management team, and other individual accredited investors.

The Convertible Notes have a four-year term, begin to mature on March 23, 2022, and bear interest at 6%.  The holders can convert the Convertible Notes at any time into the number of shares of our common stock equal to the quotient obtained by dividing (i) the amount of the unpaid principal and interest on such Convertible Note by (ii) $0.32 (the “Conversion Price”).  The Conversion Price is subject to a down round adjustment if we issue shares or equity-linked instruments at a conversion price below $0.32 per share.  No payments of principal or interest are due until the maturity.

The Convertible Notes are subordinated in right of payment to the prior payment in full of all of our Senior Indebtedness, which is defined as amounts due in connection with our indebtedness for borrowed money to banks, commercial finance lenders (including Pacific West Bank), or other lending institutions regularly engaged in the business of lending money, with certain restrictions.

During the period from January 1, 2019 through September 30, 2019, Convertible Notes in the aggregate principal amount of $1.2 million and related accrued interest were converted into 4,012,728 shares of common stock in accordance with the original terms of the Convertible Notes.  As a result, the carrying amount of the converted principal amount of such Convertible Notes, along with the converted accrued interest, in an aggregate amount of $1,284,000, was credited to common stock and additional paid-in capital and unamortized discounts in an amount equal to $220,000 were recognized as interest expense for the nine months ended September 30, 2019.

The principal balance of Convertible Notes outstanding was equal to $1,724,000 and $2,920,000 at September 30, 2019 and December 31, 2018, respectively.  The balance of Convertible Notes is presented net of unamortized discounts in an amount equal to $172,000 and $392,000 at September 30, 2019 and December 31, 2018, respectively.  The principal balance of Convertible Notes payable to related parties was equal to $120,000 at both September 30, 2019 and December 31, 2018.

6.    Shareholders’ Equity

Under the terms of our 2011 Incentive Plan (the “Plan”), the number of shares authorized under the Plan may be increased each January 1st by an amount equal to the lesser of (a) 1,300,000 shares, (b) 4.0% of our outstanding common stock as of the end of our immediately preceding fiscal year, and (c) a lesser amount determined by the Board of Directors (the “Board”), provided that the number of shares that may be granted pursuant to awards in a single year may not exceed 10% of our outstanding shares of common stock on a fully diluted basis as of the end of the immediately preceding fiscal year. As of September 30, 2019, the total number of shares of common stock authorized under the Plan was 10,784,032 shares.

Under the terms of the Plan, the Board may grant awards to employees, officers, directors, consultants, agents, advisors and independent contractors. Awards may consist of stock options, stock appreciation rights, stock awards, restricted stock, stock units, performance awards or other stock or cash-based awards. Stock options are granted with an exercise price equal to  the closing price of our stock on the date of grant, and generally have a ten-year term and vest over a period of 48 months with the first 25% of the shares subject to the option vesting one year from the grant date and the remaining 75% of the shares subject to the option vesting in equal monthly increments over the subsequent 36 months. Restricted stock awards generally vest over one year. As of September 30, 2019, there were 6,122,136 shares of unissued common stock authorized and available for future awards under the Plan.

(a)	Stock options:

A summary of our stock option activity is as follows:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2019	3,825,083	$0.48
Options granted	210,000	0.28
Options exercised	(67,945)	0.40
Options cancelled/expired	(271,045)	0.37
Balance at September 30, 2019	3,696,093	$0.46
Exercisable, September 30, 2019	3,234,783	$0.47
Vested and expected to vest	3,578,414	$0.47
(b)	Restricted stock awards:

Effective as of January 1, 2018, equity compensation for non-employee director service consisted of annual restricted stock unit award that vests over one year, the number of shares underlying such award was determined by dividing $15,000 by the closing share price on the date of grant (which shall be the first business day in January in each calendar year); when joining the Board each  non-employee director shall receive an initial restricted stock unit award that vests over one year, the number of shares underlying such award be determined by dividing $15,000 by the Company’s closing stock price on the date of grant (which shall be the first trading day following the date on which such director is appointed), prorated based on the date on which such director is appointed.  Effective January 1, 2020, equity compensation for non-employee director service will consist of the grant of an annual non-qualified stock option award that vests on the first anniversary of the date of grant (subject to the director’s continuing service as of such anniversary date), with the number of shares underlying such award being determined by dividing $25,000 by the closing share price (as quoted on the OTCQB marketplace) on the date of grant (which shall be the first trading day in January in each calendar year), and such stock option award shall have an exercise price equal to the Company’s closing share price (as quoted on the OTCQB marketplace) on the date of grant. When joining the Board, each non-employee director shall be granted a non-qualified stock option award that vests on the first anniversary of the date of grant (subject to the director’s continuing service as of such anniversary date), with the number of shares underlying such award being determined by dividing $25,000 by the Company’s closing stock price on the first trading day following the date on which such director is appointed), prorated based on the date on which such director is appointed,  and which stock option shall be granted as of the first trading day following the date on which such director was appointed, and shall have an exercise price equal to the Company’s closing share price (as quoted on the OTCQB marketplace) on the date of grant. The stock option awards described herein will be governed by the Company’s 2011 Incentive Plan and the Company’s standard form of stock option grant notice and agreement.

A summary of our restricted stock activity is as follows:

	Restricted Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Contractual Life
Non-vested restricted stock at January 1, 2019	253,363	$0.31	9.4
Granted	388,864	0.25	—
Vested	(173,314)	0.37	—
Cancelled/expired	(319,089)	0.26	—
Non-vested restricted stock at September 30, 2019	149,824	$0.26	9.3

We withheld a total of 10,135 shares as payment for withholding taxes due in connection with the vesting of restricted stock awards during the nine months ended September 30, 2019, and the average price paid per share of $0.25 reflects the average market value per share of the shares withheld for tax purposes.

(c)Stock-based compensation expense:

Stock-based compensation expense is recognized using the straight-line attribution method over the employees’ requisite service period. We recognize compensation expense for only the portion of stock options or restricted stock expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee attrition. If the actual number of forfeitures differs from those estimated by management, additional adjustments to stock-based compensation expense may be required in future periods.

At September 30, 2019, we had unrecognized compensation expense related to stock options and non-vested restricted stock of $76,000 to be recognized over a weighted-average period of 1.5 years.

The following table summarizes the stock-based compensation expense (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Type of awards:
Stock options	$24	$29	$79	$90
Restricted stock	(10)	16	24	38
	$14	$45	$103	$128

Income statement account:
Selling and marketing	$12	14	$37	$43
General and administrative	2	31	66	85
	$14	$45	$103	$128

We employ the following key weighted-average assumptions in determining the fair value of stock options, using the Black-Scholes option pricing model and the simplified method to estimate the expected term of “plain vanilla” options:

	Nine months ended September 30,
	2019		2018
Expected dividend yield	—		—
Expected stock price volatility	65.4%		67.0%
Risk-free interest rate	2.6%		2.6%
Expected term (in years)	6.0	years	5.6	years
Weighted-average grant date fair-value	$0.17		$0.23

The aggregate intrinsic value of stock options outstanding at September 30, 2019 and 2018 was approximately $204,000 and $111,000, respectively, and for options exercisable was $170,000 and $98,000, respectively. The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option. There were 67,945 options exercised with an aggregate intrinsic value of $21,000 during the nine months ended September 30, 2019. There were no options exercised during the nine months ended September 30, 2018.

(d)Equity financing:

On July 11, 2019, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Heavenly Rx Ltd. (the “Investor”) pursuant to which the Company sold to the Investor in a private placement (the “Financing”): (a)  15,000,000 shares (the “Shares”) of common stock and (b) a warrant to purchase up to an additional 15,000,000 shares of common stock (the “Warrant”).  The aggregate purchase price for the Shares and the Warrant was $9,000,000 in cash, which was paid to the Company at the closing of the purchase and sale on July 11, 2019, and is presented net of offering costs of $183,000.  The Company intends to use the proceeds for general working capital and other purposes, including sales and marketing, product development and capital expenditures for its legacy business and new business initiatives. The Company may receive up to an additional $11.7 million in capital in connection with the exercise of the Warrant. The Warrant is immediately exercisable, has a term of one-year, and provides the Investor with the right to purchase up to 15,000,000 shares of common stock (“Warrant Shares”) at an exercise price of $0.78 per share, subject to adjustment in the event of certain stock splits, stock dividends or distributions, reorganizations, reclassifications or other similar events.  The Warrant shall be automatically exercised upon the occurrence of certain events.

The relative fair value of the net proceeds allocated to the common stock was estimated to be $6,782,000. The relative fair value of the net proceeds allocated to the Warrants was estimated to be $2,035,000 as determined based on the relative fair value allocation of the proceeds received. The Warrant was valued using the Black-Scholes option pricing model using the following variables: market price of common stock - $0.517 per share; estimated volatility – 108.21%; 1-year risk free interest rate – 1.97%; expected dividend rate - 0% and expected life - 1 year.

7.    Segment Information

We have one operating segment with operations primarily in the United States and Canada. Sales are assigned to geographic locations based on the location of customers. Sales by geographic location are as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue:
United States	$2,244	$2,616	$7,034	$7,782
Canada	771	820	2,253	2,348
Other countries	17	18	58	88
Total revenue	$3,032	$3,454	$9,345	$10,218

During each of the three months ended September 30, 2019 and 2018,  three of our customers represented an aggregate of approximately 43% and 49%, of our revenue, respectively. During each of the nine months ended September 30, 2019 and 2018, three of our customers represented approximately 44% and 41%, of our revenue, respectively.

8.    Subsequent Event

Subsequent to September 30, 2019, Convertible Notes in the aggregate principal amount of $250,000 and related accrued interest were converted into 855,351 shares of common stock in accordance with the original terms of the Convertible Notes.

ITEM 2.MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion and analysis in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Report and the 2018 audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, which was filed with the SEC on March 22, 2019.

This Report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” “can,” “plan,” “predict,” “could,” “future,” “continue,” variations of such words, and similar expressions. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined at the beginning of this Report under “Cautionary Notice Regarding Forward-Looking Statements” and in Item 1A of our most recent Annual Report on Form 10-K filed with the SEC, and in our other reports we file with the SEC, including our periodic reports on Form 10-Q and current reports on Form 8-K.  These factors may cause our actual results to differ materially from any forward-looking statements. Except as required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We develop, produce, market and distribute premium beverages that we sell and distribute primarily in North America through our network of independent distributors and directly to our national and regional retail accounts. We also sell our products in select international markets. Our products are sold primarily in grocery stores, convenience and gas stores, on fountain in restaurants, “up and down the street” in independent accounts such as delicatessens, sandwich shops and burger restaurants, as well as through our national accounts with several large retailers. We refer to our network of independent distributors as our direct store delivery (DSD) channel, and we refer to our national and regional accounts who receive shipments directly from us as our direct to retail (DTR) channel. We do not directly manufacture our products, but instead outsource the manufacturing process to third-party contract manufacturers. We also sell various products online, including soda with customized labels, wearables, candy and other items, and we license our trademarks for use on products sold by other manufacturers.

Our Focus: Sales Growth

Our focus is sales growth through the execution of the following key initiatives:

•	Expand in existing and new Jones Soda sales channels;
•	Expand our fountain program in the United States and Canada; and
•	Increase distribution of Lemoncocco in the United States and Canada.

In addition, we intend to pursue the development of new extensions to Jones products, including the potential commercialization of cannabidiol (CBD)-infused beverages.

Results of Operations

The following selected financial and operating data are derived from our condensed consolidated financial statements and should be read in conjunction with our condensed consolidated financial statements.

	Three months ended September 30,				Nine months ended September 30,
	2019	% of Revenue	2018	% of Revenue	2019	% of Revenue	2018	% of Revenue
Consolidated statements of operations data:	(Dollars in thousands, except per share data)				(Dollars in thousands, except per share data)
Revenue	$3,032	100.0%	$3,454	100.0%	$9,345	100.0%	$10,218	100.0%
Cost of goods sold	(2,374)	(78.3)%	(2,667)	(77.2)%	(7,333)	(78.5)%	(7,902)	(77.3)%
Gross profit	658	21.7%	787	22.8%	2,012	21.5%	2,316	22.7%
Selling and marketing expenses	(539)	(17.8)%	(644)	(18.6)%	(1,792)	(19.2)%	(1,859)	(18.2)%
General and administrative expenses	(491)	(16.2)%	(477)	(13.8)%	(1,699)	(18.2)%	(1,550)	(15.2)%
Loss from operations	(372)	(12.3)%	(334)	(9.7)%	(1,479)	(15.8)%	(1,093)	(10.7)%
Interest income	22	0.7%	-	0.0%	22	0.2%	-	0.0%
Interest expense	(113)	(3.7)%	(87)	(2.5)%	(375)	(4.0)%	(185)	(1.8)%
Other income (expense), net	(8)	(0.3)%	2	0.1%	1	0.0%	42	0.4%
Loss before income taxes	(471)	(15.5)%	(419)	(12.1)%	(1,831)	(19.6)%	(1,236)	(12.1)%
Income tax expense, net	(5)	(0.2)%	(6)	(0.2)%	(17)	(0.2)%	(21)	(0.2)%
Net loss	$(476)	(15.7)%	$(425)	(12.3)%	$(1,848)	(19.8)%	$(1,257)	(12.3)%
Basic and diluted net loss per share	$(0.01)		$(0.01)		$(0.04)		$(0.03)

					As of
					September 30, 2019		December 31, 2018
Balance sheet data:					(Dollars in thousands)
Cash and cash equivalents and accounts receivable, net					$8,848		$2,353
Fixed assets, net					176		88
Total assets					11,202		4,068
Long-term liabilities					1,709		2,671
Working capital					9,173		1,847

Seasonality and Other Fluctuations

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Sales may fluctuate materially on a quarter to quarter basis or an annual basis when we launch a new product or fill the “pipeline” of a new distribution partner or a large retail partner. Sales results may also fluctuate based on the number of SKUs selected or removed by our distributors and retail partners through the normal course of serving consumers in the dynamic, trend-oriented beverage industry. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Quarter Ended September 30, 2019 Compared to Quarter Ended September 30, 2018

Revenue

For the quarter ended September 30, 2019, revenue was approximately $3.0 million, a decrease of $422,000, from approximately $3.5 million in revenue for the quarter ended September 30, 2018.  The decrease in revenue was primarily driven by a decrease in sales volume through our 7-11 Select program, in addition to limited time offering fountain programs with large customer chains that occurred during 2018 but were not repeated in 2019. These decreases were partially offset by an increase revenue generated from bottles sales in the United States through our DTR distribution.

For the quarter ended September 30, 2019, trade spend and promotion allowances, which offset revenue, totaled $626,000, an increase of $168,000, or 36.7%, compared to $458,000 for the quarter ended September 30, 2018, due to the timing of incentive and retailer programs as well as a slotting fees for new chain authorizations in 2019.

Gross Profit

For the quarter ended September 30, 2019, gross profit decreased by $129,000, or 16.4%, to $658,000 compared to approximately $787,000 for the quarter ended September 30, 2018 due to lower revenue during the period, an increase in strategic slotting fees and higher promotional activity, an increase in raw material costs associated with the movement to more natural ingredients, and increased stock transfer and freight activity for Lemoncocco, which is recorded as cost of goods sold.  For the quarter ended September 30, 2019 gross margin decreased to 21.7% from 22.8% for the quarter ended September 30, 2018.

Selling and Marketing Expenses

Selling and marketing expenses for the quarter ended September 30, 2019 were $539,000, a decrease of $105,000, or 16.3%, from $644,000 for the quarter ended September 30, 2018. Selling and marketing expenses as a percentage of revenue decreased to 17.8% for the quarter ended September 30, 2019, from 18.6% in 2018. We will continue to balance selling and marketing expenses with our working capital resources as we invest in and hire employees to further support our sales and marketing efforts. For the three months ended September 30, 2019 and 2018, non-cash expenses included in selling and marketing expense (stock compensation and depreciation) were $22,000 and $21,000, respectively.

General and Administrative Expenses

General and administrative expenses for the quarter ended September 30, 2019 were $491,000, an increase of $14,000, or 2.9%, compared to $477,000 for the quarter ended September 30, 2018, primarily due to an increase in product development activities and an increase in investor relation expenses. General and administrative expenses as a percentage of revenue increased to 16.2% in September 30, 2019 from 13.8% in 2018. We will continue to carefully manage general and administrative expenses with our working capital resources. For the three months ended September 30, 2019 and 2018, non-cash expenses included in general and administrative expense (stock compensation and depreciation) were $3,000 and $30,000, respectively.

Interest Expense

We had $113,000 of interest expense for the quarter ended September 30, 2019, compared to $87,000 for the quarter ended September 30, 2018, primarily related to the amortization of the discount associated with the beneficial conversion feature on the Convertible Notes, along with the amortization of associated closing costs and interest related to the Convertible Notes. For each of the three months ended September 30, 2019 and 2018, cash paid for interest was $9,000, and was primarily related to our line of credit.

Income Tax Expense

We had $5,000 and $6,000 of income tax expense for the quarters ended September 30, 2019, and 2018, respectively, primarily related to the tax provision on income from our Canadian operations. We have not recorded any tax benefit for the loss in our U.S. operations as we have recorded a full valuation allowance on our U.S. net deferred tax assets. We expect to continue to record a full valuation allowance on our U.S. net deferred tax assets until we sustain an appropriate level of taxable income through improved U.S. operations. Our effective tax rate is based on recurring factors, including the forecasted mix of income before taxes in various jurisdictions, estimated permanent differences and the recording of a full valuation allowance on our U.S. net deferred tax assets.

Net loss

Net loss for the quarter ended September 30, 2019 was $476,000 compared to net loss of $425,000 for the quarter ended September 30, 2018, primarily due the decrease in net revenue and the increase in product development expenses and investor relations expenses.

Nine Months Ended September 30, 2019 Compared to the Nine Months Ended September 30, 2018

Revenue

For the nine months ended September 30, 2019, revenue was approximately $9.3 million, a decrease of $873,000, or 8.5%, from approximately $10.2 million in revenue for the nine months ended September 30, 2018.  The decrease in revenue was primarily driven by limited time offering fountain programs with large customer chains that occurred during 2018 but were not repeated in 2019.

For the nine months ended September 30, 2019, trade spend and promotion allowances, which offset revenue, totaled $1.5 million, an increase of $355,000, or 32.1%, compared to $1.1 million for the nine months ended September 30, 2018, due to the timing of incentive and retailer programs as well as slotting fees for new chain authorizations.

Gross Profit

For the nine months ended September 30, 2019, gross profit decreased by $304,000, or 13.1%, to approximately $2.0 million compared to approximately $2.3 million for the nine months ended September 30, 2018 due to lower revenue during the period,  an increase in strategic slotting fees and higher promotional activity, an increase in raw material costs associated with the movement to more natural ingredients,  and increased stock transfer activity and freight activity for Lemoncocco, which is recorded as cost of goods sold. For the nine months ended September 30, 2019 gross margin decreased to 21.5% from 22.7% for the nine months ended September 30, 2018.

Selling and Marketing Expenses

Selling and marketing expenses for the nine months ended September 30, 2019 were approximately $1.8 million, a decrease of $67,000, or 3.6%, from approximately $1.9 million for the nine months ended September 30, 2018. Selling and marketing expenses as a percentage of revenue increased to 19.2% for the nine months ended September 30, 2019, from 18.2% for the same period in 2018.  We will continue to balance selling and marketing expenses with our working capital resources as we invest in and hire employees to further support our sales and marketing efforts. For the nine months ended September 30, 2019 and 2018, non-cash expenses included in selling and marketing expense (stock compensation and depreciation) were $67,000 and $57,000, respectively.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2019 were approximately $1.7 million, an increase of $149,000, or 9.6%, compared to $1.6 million for the nine months ended September 30, 2019 primarily due to an increase in consulting expenses, investor relation expenses, and product development activities.  General and administrative expenses as a percentage of revenue increased to 18.2% for the nine months ended September 30, 2019 from 15.2% for the same period in 2018. We will continue to carefully manage general and administrative expenses with our working capital resources. For the nine months ended September 30, 2019 and 2018, non-cash expenses included in general and administrative expense (stock compensation and depreciation) were $66,000 and $90,000, respectively.

Interest Expense

We had $375,000 of interest expense for nine months ended September 30, 2019, compared to $185,000 for the nine months ended September 30, 2018, primarily related to the amortization of the discount associated with the beneficial conversion feature on the Convertible Notes, along with the amortization of associated closing costs and interest related to the Convertible Notes. For the nine months ended September 30, 2019 and 2018, cash paid for interest was $44,000 and $31,000, respectively, and was primarily related to our line of credit.

Income Tax Expense

We had $17,000 and $21,000 of income tax expense for the quarters ended September 30, 2019, and 2018, respectively, primarily related to the tax provision on income from our Canadian operations. We have not recorded any tax benefit for the loss in our U.S. operations as we have recorded a full valuation allowance on our U.S. net deferred tax assets. We expect to continue to record a full valuation allowance on our U.S. net deferred tax assets until we sustain an appropriate level of taxable income through improved U.S. operations. Our effective tax rate is based on recurring factors, including the forecasted mix of income before taxes in various jurisdictions, estimated permanent differences and the recording of a full valuation allowance on our U.S. net deferred tax assets.

Net loss

Net loss for the nine months ended September 30, 2019 was $1.8 million compared to net loss of $1.3 million for the nine months ended September 30, 2018, primarily due to the decrease in net revenue and increases in consulting, product development, and investor relations expenses, as well as non-cash costs incurred during the first three quarters, including interest and the beneficial conversion feature debt discounts amortization associated with the Convertible Notes issued during 2018.

Liquidity and Capital Resources

As of September 30, 2019, we had cash and cash-equivalents of $7.0 million and working capital of approximately $9.2 million. Net cash used in operations during the nine months ended September 30, 2019 totaled approximately $2.3 million compared to $1.5 million used in operations for the same period a year ago. The increase in cash used in operations compared to the same period a year ago is primarily due to the seasonal build-up of inventory and the increase net loss during the period. We reported a net loss of $1.8 million for the nine months ended September 30, 2019, compared to a net loss of approximately $1.3 million for the same period a year ago.

We have experienced recurring losses from operations and negative cash flows from operating activities.  This situation creates uncertainties about our ability to execute our business plan, finance operations, and indicates substantial doubt about the Company’s ability to continue as a going concern. On July 11, 2019 the Company received net proceeds of $8.8 million in connection with the securities purchase agreement described in Note 6 in the condensed consolidated financial statements. The Company believes that the recent financing alleviates the conditions which initially indicated substantial doubt about the Company's ability to continue as a going concern. However, the Company has experienced and continues to experience negative cash flows from operations, as well as an ongoing requirement for additional capital to support working capital needs. The amount of additional capital that the Company may require, the timing of capital needs and the availability of financing to fund those needs will depend on a number of factors, including strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing.

As of the date of this Report, as a result of the recent financing, we believe that our current cash and cash equivalents and anticipated cash from operations, will be sufficient to meet the Company’s funding requirements for one year after these consolidated financial statements are issued.

We have a revolving secured credit facility with Pacific West Bank (the “Loan Facility”). The Loan Facility allows us to borrow a maximum aggregate amount of up to $3.2 million based on eligible accounts receivable and inventory. As of September 30, 2019, our accounts receivable and inventory eligible borrowing base was approximately $1.9 million before adjustments, of which we had drawn down $0. See Note 4 in the condensed consolidated financial statements. We used approximately $809,000 of the proceeds of our recent equity financing described in Note 6,  in our condensed consolidated financial statements to pay off outstanding amounts under the Loan Facility.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for available debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We believe it is imperative that we meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our operating plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible when needed.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

See the information concerning our critical accounting policies included under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 22, 2019. There have been no material changes in our critical accounting policies during the three months ended September 30, 2019.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 4. CONTROLS AND PROCEDURES.

Procedures

(a) Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) that are designed to provide reasonable assurance that the information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer (or Acting Principal Financial Officer, as the case may be), as appropriate, to allow timely decisions regarding required disclosure. Management, under the supervision and with the participation of our Chief Executive Officer and Acting Principal Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Acting Principal Financial Officer concluded that these disclosure controls and procedures were effective as September 30, 2019.

(b) Changes in internal controls

There were no changes in our internal controls over financial reporting during the three months ended  September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II – OTHER INFORMATION

ITEM 1.LEGAL PROCEEDINGS

We are or may be involved from time to time in various claims and legal actions arising in the ordinary course of business, including proceedings involving employee claims, contract disputes, product liability and other general liability claims, as well as trademark, copyright, and related claims and legal actions. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

ITEM 1ARISK FACTORS

There have been no material changes in the risk factors set forth in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018 and in our other reports we file with the Securities and Exchange Commission, including our periodic reports on Form 10-Q and current reports on Form 8-K, except as set forth below:

We have experienced recent board turnover, which causes uncertainties and may harm our business. Recently, we have experienced significant changes in the composition of our board of directors, and more could occur in the future. Former director Richard Cautero informed he would not stand for re-election at our 2019 Annual Meeting of Shareholders, former directors Christopher Beach, Vanessa Walker and Ray Silcock resigned in 2019 and directors Paul Norman and Clive Sirkin were appointed to the board of directors to fill open vacancies in August 2019. Changes to strategy, oversight, policies and procedures, which can often occur with the election of new directors, can create uncertainty, may negatively impact our ability to execute quickly and effectively, and may ultimately be unsuccessful. In addition, director transition periods are often difficult as the new directors gain detailed knowledge of our operations, policies and procedures, and friction can result from changes in strategy and management style. Board turnover inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution. Until we effectively integrate new directors, we may be unable to successfully manage and grow our business, and our financial condition and profitability may suffer.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 6. EXHIBITS

3.1

Articles of Incorporation of Jones Soda Co. (Previously filed with, and incorporated herein by reference to, Exhibit 3.1 to our annual report on Form 10-KSB for the fiscal year ended December 31, 2000, filed on March 30, 2001; File No. 333-75913).

3.2	Amended and Restated Bylaws of Jones Soda Co. (Previously filed with, and incorporated herein by reference to, Exhibit 3.1 to our quarterly report on Form 10-Q, filed on November 8, 2013).
31.1

Certification by Jennifer L. Cue, Chief Executive Officer and Acting Principal Financial Officer, pursuant to Rule 13a-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

32.1

Certification by Jennifer L. Cue, Chief Executive Officer and Acting Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

**   Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 12, 2019

JONES SODA CO.
By:	/s/ Jennifer Cue
Jennifer L. Cue
President, Chief Executive Officer and Acting Principal Financial Officer